UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 9, 2025

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1570482
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301 Class A Ordinary Shares; Series 302 Class A Ordinary Shares; Series 303 Class A Ordinary Shares; Series 304 Class A Ordinary Shares; Series 305 Class A Ordinary Shares; Series 306 Class A Ordinary Shares; Series 307 Class A Ordinary Shares; Series 308 Class A Ordinary Shares; Series 310 Class A Ordinary Shares; Series 311 Class A Ordinary Shares; Series 312 Class A Ordinary Shares; Series 313 Class A Ordinary Shares; Series 314 Class A Ordinary Shares; Series 317 Class A Ordinary Shares; Series 321 Class A Ordinary Shares; Series 324 Class A Ordinary Shares; Series 328 Class A Ordinary Shares; Series 331 Class A Ordinary Shares; Series 333 Class A Ordinary Shares; Series 335 Class A Ordinary Shares; Series 341 Class A Ordinary Shares; Series 342 Class A Ordinary Shares; Series 347 Class A Ordinary Shares; Series 364 Class A Ordinary Shares; Series 378 Class A Ordinary Shares; Series 379 Class A Ordinary Shares; Series 382 Class A Ordinary Shares; Series 394 Class A Ordinary Shares; Series 397 Class A Ordinary Shares; Series 399 Class A Ordinary Shares; Series 401 Class A Ordinary Shares; Series 402 Class A Ordinary Shares; Series 406 Class A Ordinary Shares; Series 408 Class A Ordinary Shares; Series 409 Class A Ordinary Shares; Series 410 Class A Ordinary Shares; Series 461 Class A Ordinary Shares; Series 495 Class A Ordinary Shares; Series 499 Class A Ordinary Shares; Series 504 Class A Ordinary Shares; Series 505 Class A Ordinary Shares; Series 509 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks Vault 2, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on December 3, 2025, the Company, on behalf of its Series 307 (“Series 307”), and the 307 segregated portfolio of Masterworks Cayman, SPC, sold the artwork created by Cecily Brown (the “Artwork”) for $745,000 in cash (the “Sale Price”) to an undisclosed buyer (the “Buyer”), pursuant to the terms of a consignment agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on November 26, 2025.

On December 8, 2025, the parties consummated the transactions contemplated by the Consignment Agreement and title of the Painting passed to the Buyer. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of profit sharing interests represented by Class B ordinary shares, record holders of the Series 307’s Class A ordinary shares will receive a distribution in the amount of approximately $24.68 per Class A share and a net annualized return of 10.0%. “Net annualized return” refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. A detailed breakdown of the IRR calculation is attached to this Form 1-U as Exhibit 99.1.

Once Series 307 completes the distribution, the Company will commence the process of winding up and dissolving Series 307 in accordance with its Second Amended and Restated Operating Agreement.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on November 26, 2025)
99.1	Series 307 Net Annualized Return Calculations

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 2, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: December 9, 2025